EXHIBIT 3


Management's Comments:
Quarter ending June 30, 2003

Net revenue for the quarter was $63.3 million, a drop of $3.6 million, or 5.4%, compared to the corresponding period in 2002. The revenue decline is primarily attributed to the lumber segment, which experienced weak pricing and increased duties on softwood lumber shipments to the U.S. While lumber prices rallied toward the end of the quarter, they remained, on average, US$50 per thousand board feet below those realized one year ago. Reduced prices contributed to lower average mill nets, which were 35% lower than those realized during the same period last year. Mill nets were also impacted by anti-dumping and countervailing duties, which totalled $2.9 million in the quarter, compared to a net recovery of $2.6 million during in the second quarter of 2002. Despite reduced revenues, the segment continued to generate positive cash flow, due to lower cost of sales, higher production at both lumber operations, and lower fibre costs resulting from the processing of fire-damaged wood at Boyle.

The pulp segment, in contrast, saw net revenue improve by 18%, in the quarter due to higher sales prices, partially offset by lower sales volumes. Average net sales prices improved by 26%, in relation to the same period last year. A build-up in world pulp inventory levels, which had been relatively low in the first quarter, resulted in a softening of prices toward the end of the second quarter. Though sales volumes were down 6.4% compared to the same period of 2002, demand for BCTMP remained strong, with sales up 2% overall since the beginning of the year.

The quarter also saw a significant appreciation in the value of the Canadian versus the U.S. dollar. The negative impact of the strengthening Canadian dollar on net revenue was largely mitigated by the company's currency program, which resulted in a $4.1 million benefit in net revenue in the second quarter. The stronger Canadian dollar also resulted in an unrealized exchange gain of $19.6 million during the quarter on the translation of U.S. denominated debt; however, because this gain was unrealized, it had no impact on the company's cash flow.

With the Canada-U.S. softwood lumber dispute still unresolved, the outlook for the lumber segment remains uncertain. With key rulings expected from NAFTA in the third quarter, and with negotiations resuming, it is hoped that an end to the trade dispute is on the horizon. The rise in world pulp inventories has led to expectations of further pulp price reductions in the third quarter; however, the longer-term outlook is more optimistic, with prices anticipated to rebound later in the third quarter and into the fourth.

Millar Western Forest Products Ltd. is a diversified forest products company headquartered in Edmonton, Alberta, with operations in Whitecourt and Boyle, Alberta. Its main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp (BCTMP) and softwood lumber. The company also manages and markets the output of a BCTMP mill in Meadow Lake, Saskatchewan. For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207